UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2005

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan
(Full title of the Plan)

Seneca Foods Corporation
(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505
(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Bobbitt, Pittenger & Company, P.A.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

May 17, 2006

Seneca Foods Corporation
Employees’ Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the foregoing Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Bobbitt, Pittenger & Company, P.A.

Certified Public Accountant

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004

ASSETS

INVESTMENTS:
At fair value:
MFS Total Return Fund A	$ 15,086,470	$ 15,747,651
U.S. Bank Stable Asset Fund	9,671,584	9,285,374
First American Equity Index Fund Y	8,673,669	8,804,095
Seneca Foods Corporation Employer Stock Fund	8,391,234	7,074,450
Federated Capital Appreciation Fund A	7,105,330	7,357,346
Dreyfus Mid-Cap Index Fund	4,078,614	3,481,835
Wells Fargo Small Cap Value Fund Z	3,811,453
Massachusetts Investors Growth Fund A	3,029,133	3,273,860
Dreyfus International Stock Index	3,023,353	2,527,809
First American Intermediate Term Bond Fund A	2,466,256	2,803,229
MFS Value Fund A	1,230,203	818,918
Strong Small Cap Value Fund		3,029,716
Principal cash	(304)	5,327

Total investments	66,566,995	64,209,610

LOANS RECEIVABLE	424,016	620,503

CONTRIBUTIONS RECEIVABLE
Employer	1,553,247	1,519,172
Employee	96,846	91,749

Total contributions receivable	1,650,093	1,610,921

NET ASSETS AVAILABLE FOR BENEFITS	$ 68,641,104	$ 66,441,034

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2005	2004

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$ 2,441,788	$ 1,758,037
Interest and dividend income	881,817	441,560
Contributions:
Participant	5,400,980	4,485,808
Employer	1,461,919	1,519,832
Miscellaneous receipts	9,729
Transfer of assets		25,486,344

Total additions	10,196,233	33,691,581

DEDUCTIONS:
Deductions from net assets attributed to:
Withdrawals by participants/other	(7,956,623)	(1,868,326)
Other expenses	(39,540)	(7,823)
	(7,996,163)	(1,876,149)

NET INCREASE	2,200,070	31,815,432

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	66,441,034	34,625,602

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$ 68,641,104	$ 66,441,034

See notes to the financial statements.
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SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Participants may elect to contribute, on a pre-tax basis (elective deferrals), from 1% to 60% of their compensation up to regulatory maximums. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contributions are invested directly in Seneca Foods Corporation Employer Stock Fund and are allocated to participants based on the participants pro rata share of total participating payroll.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Company. Principal and interest is paid through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Participant Accounts

Each participants’ account is credited with the participants’ contribution and allocations of (a) additional Company contributions, if any, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Vesting

Participants are immediately vested in all elective contributions and related earnings. Matching contributions made by the Plan sponsor fully vest after a service period of five years.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a current lump sum if the balance is less than $5,000 or a deferred lump sum if the balance is greater than $5,000. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution, however, if the value exceeds $1,000 ($5,000 before March 28, 2005), no distribution shall be made before the participant’s 65th birthday without written consent.

Forfeited Accounts

At December 31, 2005 forfeited non-vested accounts totaled approximately $44,000. These accounts will be used to reduce future employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE C - TAX STATUS

The Plan obtained its latest determination letter on April 30, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2005	2004

MFS Total Return Fund A	$ 15,086,470	$ 15,747,651
U.S. Bank Stable Asset Fund	9,671,584	9,285,374
First American Equity Index Fund Y	8,673,669	8,804,095
Seneca Foods Corporation Employer Stock Fund	8,391,234	7,074,450
Federated Capital Appreciation Fund A	7,105,330	7,357,346
Dreyfus Mid-Cap Index Fund	4,078,614	3,481,835
Wells Fargo Small Cap Value Fund Z	3,811,453
Massachusetts Investors Growth Fund A		3,273,860
First American Intermediate Term Bond Fund A		2,803,229
Strong Small Cap Value Fund		3,029,716

* Nonparticipant-directed

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,441,788 as follows:

Mutual funds          $ 410,209
Collective investment funds  2,031,579

              $2,441,788

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the company may determine.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE F - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

		2005	2004
Net assets:
	Seneca Foods Corporation Employer Stock Fund	$8,391,234	$7,074,450

Changes in net assets:
	Contributions	$ 203,595	$1,182,334
	Net appreciation (depreciation) in fair value	1,859,591	(652,905)
	Withdrawals by participants	(746,402)	(390,525)

		$1,316,784	$ 138,904

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS
TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

NOTE H - RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market rate, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2005

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	Mutual Funds	MFS Total Return Fund A	$	$ 15,086,470

		First American Equity Index
		Fund Y		8,673,669

		Federated Capital Appreciation
		Fund A		7,105,330

		Dreyfus Mid Cap Index Fund		4,078,614

		Wells Fargo Small Cap Value
		Fund Z		3,811,453

		Massachusetts Investors
		Growth Fund A		3,029,133

		Dreyfus International Stock
		Index Fund		3,023,353

		First American Intermediate
		Term Bond Fund A		2,466,256

		MFS Value Fund A		1,230,203

		Contribution Account		(304)

	Collective Investment
	Funds	U.S. Bank Stable Asset Fund		9,671,584

		Seneca Foods Corporation
*		Employer Stock Fund	6,512,459	8,391,234

	Participant Loans	Interest rates 4% - 9.5%		424,016
* Indicates a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Kraig H. Kayser
-----------------------
 Kraig H. Kayser        June 27, 2006
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan